

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2011

Via E-mail
Paul D. Rutkowski
Chief Financial Officer and Treasurer
Polonia Bancorp, Inc.
3993 Huntingdon Pike, 3rd Floor
Huntingdon Valley, Pennsylvania 19006

> **Re: Polonia Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 9, 2011**
> **File No. 333-176759**

Dear Mr. Rutkowski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

How We Determined the Offering Range and Exchange Ratio, page 6

1.   Please consider moving the table on page 6 to the body of the document. This is not the type of information normally included in a summary. Provide a descriptive cross-reference under this heading.

Our Market Area, page 2

2.   We note an apparent discrepancy between the population growth rates disclosed here and those found in the chart on page II.6 of the appraisal report. Please advise us concerning the reasons for these differences or revise as appropriate.

After-Market Performance Information, page 8

3.   Please provide a general description and explanation of the information in the table.

Market for the Common Stock, page 27

4.   At the end of the first paragraph, please revise to state that the trading price of shares
        issued in this offering will be different than the price of currently traded shares of the old
        Polonia Bancorp.

Pro Forma Data, page 32
At or For Six Months Ended June 30, 2011, page 33
At or For the Year Ended December 31, 2010, page 34

5.   Please revise to ensure that the pro forma information included in these tables is
        calculated according to and is appropriately reflective of the adjustments to your income
        statements described in your footnote disclosures. As an example, based on the
        disclosures in footnote (3) we were unable to recalculate the amounts included in your
        "pro forma stock option expense" line item used to calculate the pro forma net income.
        Please advise or revise accordingly.

Our Management, page 66

6.   At the bottom of page 66 you state that Mr. O'Shaughnessy qualifies as the audit
        committee's financial expert. However, your discussion of the Audit Committee on page
        68 states only that Dr. Andruczyk is an audit committee financial expert. Please revise to
        reconcile these statements.

Director Compensation, page 69

7.   Please identify the nature of each of the compensation items listed under "All Other
        Compensation." Refer to Item 402(r)(vii) of Regulation S-K.

Stock Ownership, page 77

8.   Please identify the natural person that is the beneficial owner of the shares held by PL
        Capital Group.

Regulation and Supervision, page 79

9.   You cannot qualify by reference to the rules and regulations you mention. See Rule 411.
        Please revise here and elsewhere (page 108, for example) as appropriate.

How We Determined the Offering Range…, page 88

10.   Please revise the discussion of RP Financial's evaluation to discuss those parameters for
        which RP Financial made a downward adjustment relative to the peer group.

Note 1. Summary of Significant Accounting Policies, page F-6

Allowance for Loan Losses, page F-9

11.   Please revise future filings to describe your policy for charging off uncollectible
       financing receivables by loan portfolio segment. Specifically discuss the triggering
       events or other facts and circumstances that cause you to charge-off a loan. Refer to ASC
       310-10-50-11B(b).

Note 3. FDIC-Assisted Transaction, page F-15

12.   Please address the following regarding your accounting treatment for loans acquired in
       connection with your FDIC assisted transaction of Earthstar Bank:

       • Tell us and revise your disclosures to more clearly provide your accounting policies
         for establishing and assembling the pools of loans. Specifically, clearly explain how
         you determined whether an acquired loan has evidence of deterioration in credit
         quality and is therefore in the scope of ASC 310-30 as compared to those loans which
         were not. Provide us with the parameters for each of the pools created for loans
         acquired in this transaction.
       • We note that you recorded a provision for loan loss of $679 thousand during the six
         months ended June 30, 2011 related to your covered loans based upon your disclosure
         on page 62. Please tell us and revise your future filing to discuss the facts and
         circumstances related to the credit quality of the newly acquired covered loans that
         resulted in this large provision immediately after acquisition considering any existing
         credit impairment should have been provided for in purchase accounting by
         measuring the loans at fair value.

Note 6. Allowance for Loan Losses, page F-22

13.   We note your disclosure beginning on page F-9 that "all multi-family and commercial
       real estate loans that are delinquent 90 days and residential mortgage loans that are 120
       days delinquent and are placed on non-accrual status are classified on an individual basis.
       Noting your disclosure on page F-26 that you have non-covered non-accrual loans of
       $1.036 million as of June 30, 2011, please tell us and revise your next amendment as
       applicable to explain why these loans are not included in loans individually evaluated for
       impairment on page F-23.

14.   Please revise future filings to disclose your policy for recording payments received on
       non-accrual loans. Refer to ASC 310-10-50-6(b).

15.   Please revise future filings to disclosure your policy for resuming the accrual of interest
       on nonaccrual loans. Refer to ASC 310-10-50-6(c).

Proxy Statement/Prospectus

16.   To the extent that any of the comments relating to the offering prospectus are applicable
        to the exchange offer proxy statement/prospectus, please revise that document
        accordingly.

Cover Page

17.   Revise the cover page to state the majority voting requirements in order to approve the
        conversion and to describe the proposed transaction as a proposed transaction.

Questions and Answers, page i

18.   Please revise to clarify the purpose for requesting shareholders to vote on these
        informational proposals, since the underlying provisions will become effective in any
        case.

Use of Proceeds, page 17

19.   Since there will be no proceeds in the exchange, please revise.

Proposals 2a and 2b, page 14
Informational Proposal 2a, page 14

20.   Please revise to clarify the statement that the board of directors may amend the articles of
        incorporation without shareholder action "to the fullest extent allowed under Maryland
        law."

Exhibits 5 and 8

21.   We note that forms of your legality and federal tax opinions have been filed. Please file
        signed opinions as soon as possible.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief